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                             December 16, 2021

       David M. Zaslav
       Chief Executive Officer
       Discovery, Inc.
       230 Park Avenue South
       New York, New York 10003

                                                        Re: Discovery, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 18,
2021
                                                            File No. 333-261188

       Dear Mr. Zaslav:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 18, 2021

       General

   1. With regard to the shares of Spinco common stock that will be distributed to AT&T stockholders, we note
that no final decision has been made about the form of distribution or the final terms of
any exchange offer. Given the current absence of the material terms of the exchange offer,
we intend to provide additional comments regarding your
                                                        disclosure of the
exchange offer at a later date.
   2.                                                   Please supplementally
provide us copies of the board books and any other materials, including presentations
made by the financial advisor, provided to the board and
                                                        management in
connection with the proposed transaction.
 David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 2    16, 2021 Page 2
FirstName LastName
Cover Page

3. We note your disclosure that AT&T will determine whether the shares of Spinco common stock will be distributed in a pro rata distribution or an exchange offer with potential
         clean-up spin-off transaction    based on market conditions prior to
the closing of the
         merger.    Please describe the specific market conditions AT&T will
consider when making
         this determination.
4. Explain how any decision by AT&T to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through the Exchange
         Offer would impact AT&T shareholders.
Questions and Answers
Questions and Answers about the Transactions, page 5

5. Prominently disclose that the contemplated Separation, Distribution and Merger of the
         WarnerMedia Business are structured as a reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the WarnerMedia Business for AT&T and AT&T stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.
6. Explain in plain English the purpose of the Special Cash Payment and how it benefits
         AT&T.
Questions and Answers about the Discovery Special Meeting
Q: What Discovery stockholder vote is required for the approval..., page 22

7. Please quantify the approximate number and percentage of Discovery shares owned by stockholders who have already agreed to vote to approve each of the proposals at the special meeting. In addition, please clarify the percentage of the remaining shares that must be voted in favor of each proposal in order to satisfy the voting threshold to approve the transaction and disclose the percentage of the remaining shares that are needed to approve the proposals assuming all Discovery outstanding shares are voted and assuming only a quorum of Discovery shares are voted.
Summary, page 27

8. Consider including in this Summary section the graphics from pages 164-165 showing the existing structure of the parties and the structure following the transactions.
Conditions to the Merger, page 33

9. Please identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions may be waived. Discuss any material consequences of such waivers.
 David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 3    16, 2021 Page 3
FirstName LastName
Board of Directors and Management of WBD Following the Transactions, page 42

10.      We note your disclosures both here and on page 228. When available, please
         supplementally provide us with the names of the AT&T board designees as well as any other senior executive officers to be named prior to completion of the transactions. Please also describe the board designees' and executives' relationship, if any, to Discovery and/or
         AT&T. We may have further comments once we receive this information. Risk Factors
Risk Factors Relating to the Transactions
Discovery is required to abide by potentially significant restrictions..., page
58

11. Explain that these restrictions are necessary in order to preserve the preferred tax status of the transactions. Additionally, given the implications associated with the restrictions the combined company will be subject to, please address these risks in the summary section.
Risk Factors Relating to the Combined Company Following the Transactions Following the completion of the Transactions, WBD's consolidated indebtedness will increase..., page 66

12.      Please quantify WBD   s expected debt service requirements and
disclose the percentage of
         its cash flow that must be dedicated to debt service, both principal and interest.
The WBD charter will designate the Court of Chancery of the State of Delaware..., page 82

13. We note that the proposed WBD certificate of incorporation contains a forum selection provision that identifies the U.S. federal district courts as the exclusive forum for actions arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder.
Parties to the Transactions
Information about the WarnerMedia Business
Major Customers and Competition, page 109

14.      We note Discovery   s definition of subscribers on page 101. Please
tell us whether your
         disclosure that    the WarnerMedia Business had approximately 69.4
million HBO
         Max/HBO subscribers globally    uses the same definition of
subscribers.
 David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 4    16, 2021 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the
WarnerMedia Business
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 116

15. It appears that the line items impacted by adjustment 6f may be mislabeled. For example, the merger adjustment to reduce retained earnings by $911 million appears to include adjustment 6f for $28 million but there is no reference to that adjustment in the notes column. It is also unclear why there is a reference to adjustment 6f for WBD common stock. Please revise accordingly.
16. The notes column for other noncurrent assets and other noncurrent liabilities both refer to merger adjustments 5 and 6d. However, it is unclear how the adjustment amounts presented on page 116 correspond to the adjustments discussed on pages 134 and 136.
Note 2 - Reclassification Adjustments, page 120

17. Please revise to explain how you determined the amount of adjustment 28 described on page 124. It is unclear how this content amortization expense differs from the production cost amortization expense described on page F-33, which WarnerMedia appears to already include within cost of revenues.
18.      We note your disclosure on page 126 about reclassification adjustment
31. Please revise
         to clarify the specific nature of the content-related revenue that was reclassified out of distribution and other revenues.
Note 3 - Pre-Merger Adjustments, page 126

19. On page 130, you quantify the adjustments to interest expense that would be needed if
         Discovery and Spinco must use the Bridge Loans to fund the Special Cash Payment.
         Please revise to quantify both the amount of incremental financing fees that would be payable in this scenario. Please also revise to disclose the interest rate associated with the
         Bridge Loan as well as any other material assumptions used in calculating the pro forma adjustment to interest expense if Bridge Loans were used.
Note 5 - Estimated Purchase Price Allocation, page 132

20. Please revise to provide greater context to explain how you determined the merger adjustments to property and equipment, all other assets, long-term debt and all other liabilities.
21. Please revise to provide greater context to your pro forma merger adjustments to cost of revenues as well as depreciation and amortization for both the nine months ended
         September 30, 2021 and the year ended December 31, 2020. It is unclear what all the adjustments pertain to and how they were calculated.
 David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 5    16, 2021 Page 5
FirstName LastName
Note 6 - Pro Forma Adjustments, page 136

22. Please revise to clarify how you calculated merger adjustment 6k for the year ended
         December 31, 2020. The adjustment of $639 million appears to be calculated based upon a 20% income tax rate rather than the 25% rate discussed on page 139. Non-GAAP Financial Measure, page 140

23. For your tables on pages 141 and 142, please revise to more clearly reconcile how the amounts presented in your "pro forma adjustment" column pertain to your pre-merger and merger adjustments shown on page 117 and 118.
Management's Discussion and Analysis
Cash Flows, page 152

24. You disclose that approximately $972 million of WarnerMedia's cash and cash equivalents were held by its foreign entities in accounts outside of the U.S. and may be subject to restrictions on repatriation. To provide greater context to investors, please revise to quantify the extent to which these cash balances are subject to restrictions on repatriation as of December 31, 2020 and September 30, 2021.
25. Please revise your discussion of liquidity and capital resources to also provide an analysis of cash flows for the nine months ended September 30, 2021.
Background of the Transactions, page 169

26.      Describe the impetus for Mr. Zaslav   s initial call to Mr. Stankey
where the transaction
         was first discussed, including the events that led to Mr. Zaslav reaching out.
27. Disclose why the companies chose a reverse Morris Trust structure over others and discuss the other structures considered. In this respect, we note references to "possible transaction structures under consideration" in this section.
28.      Provide more details regarding the    certain prospective financial
information    discussed
         on April 1, 2021, including what parties created the prospective financial information and whether or not this information was used by the board or financial advisor in assessing the fairness of the transaction.
29. We note that Mr. Gould, a director of Discovery, is a Managing Director and Executive
         Vice President of Allen & Company. Address how Discovery considered this potential conflict when engaging Allen & Company as its financial advisor.
30.      We note that AT&T engaged LionTree and Goldman as AT&T   s financial
advisors.
         Please describe in greater detail the role these financial advisors played during the course of the negotiations for this transaction. Disclose whether either financial advisor rendered any report, opinion, or appraisal in connection with the transaction. David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 6    16, 2021 Page 6
FirstName LastName
Recommendation of the Discovery Board; Discovery's Reasons for the Transactions, page 186

31. Expand your discussion of how the Board considered the potentially negative factors, including the specific limitations on the combined company's activities that will be required to preserve the tax-free treatment of the transactions. Discovery Forecasts, page 203

32.      You disclose that    the Discovery Projections and the adjusted
WarnerMedia Projections
         reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Discovery and the WarnerMedia Business. Please expand your discussion to describe all material assumptions underlying the financial projections.
33.      With regard to the adjustments made by Discovery management to the
WarnerMedia
         Projections, specify the growth rates used for each market and segments, explain why
         Discovery management expected higher expenses resulting from increased net cash content spending, and provide context as to how Discovery management evaluated the
         WarnerMedia Projections based on management   s experience in the
industry.
34.      Provide a summary of the    estimate of certain synergies expected to
result from the
         Transactions projected by Discovery management.    In this regard, we
note that the
         respective boards considered the expected synergies in recommending the transaction and
         that Discovery   s financial advisors considered the synergies in
forming the fairness
         opinions. Alternatively, tell us why this disclosure is not required. Certain Beneficial Owners of Discovery Common Stock, page 313

35. Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by BlackRock Inc., ClearBridge Investments, LLC, Credit
         Suisse AG, State Street Corporation, and The Vanguard Group, Inc.
36. Please revise to add a table reflecting the anticipated beneficial ownership of WBD shares after the completion of the merger.
AT&T WarnerMedia Business Combined Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-10

37. Please revise to add footnote disclosure clarifying the types of depreciation and amortization which are included and excluded from your cost of revenues line item on the face of your combined statements of operations. For example, based upon disclosures on page F-33, it appears that cost of revenues includes production cost amortization expense but excludes depreciation and amortization expense pertaining to property, plant and equipment as well as amortization of finite-lived intangibles.
 David M. Zaslav
FirstName
Discovery, LastNameDavid  M. Zaslav
           Inc.
Comapany16,
December   NameDiscovery,
              2021        Inc.
December
Page 7    16, 2021 Page 7
FirstName LastName
Note 4. Revenue Recognition, page F-19

38. Please revise your discussion of remaining performance obligations on page F-22 to provide greater context to investors about when you expect to recognize the other 41% of remaining performance obligations outstanding as of September 30, 2021. Please refer to
         ASC 606-10-50-13(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Matt Kaplan, Esq.